Exhibit 99.1

Foresight Announces Fourth Quarter and Full Year 2020

Financial Results

NESS ZIONA, Israel — February 25, 2021 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the fourth quarter and full year 2020. Foresight ended the fourth quarter of 2020 with $43.9 million in cash and short-term deposits.

Foresight reported a GAAP operating loss of $12.84 million for the full year 2020 which is an approximately 15% less than the GAAP operating loss of $15.03 million reported for the full year 2019. Foresight reported a GAAP net loss of $3.96 million and $15.32 million for the fourth quarter 2020 and the full year, respectively, and a non-GAAP net loss of $3.71 million for the fourth quarter and $14.16 million for the full year 2020.

“We achieved important key milestones during the fourth quarter of 2020 and maintained solid progress throughout the year in spite of the COVID-19 pandemic,” said Haim Siboni, Foresight’s CEO. “We are entering 2021 with a strong balance sheet, following successful capital raises including $26 million raised in our registered direct offering announced on December 28, 2020. We will continue to build on our innovative product portfolio, which has been validated through key prototype orders and partnerships in Europe, Asia and North America.”

“The successful year also extends to our subsidiary, Eye-Net Mobile, and our affiliate, Rail Vision. Both companies achieved major business milestones during the fourth quarter of 2020, as Rail Vision received a second investment of $10 million from a leading Tier One European-based group, Knorr-Bremse, in October 2020, and Eye-Net Mobile signed a distribution agreement with Cornes Technologies, a leading Japanese trading house. We believe that Rail Vision and Eye-Net Mobile are poised for further growth in 2021,” concluded Mr. Siboni.

Fourth Quarter 2020 Financial Results

•	Research and development (R&D) expenses, net for the fourth quarter of 2020 were $2,189,000 compared to $3,203,000 in the fourth quarter of 2019. The decrease is attributed mainly to a decrease in subcontracted and consulting services, decreases in payroll and related expenses (attributed to the reorganization of the field application engineering, sales & marketing, and R&D departments made in the fourth quarter of 2019) and decreases in travel expenses.

•	General and administrative (G&A) expenses for the fourth quarter 2020 were $793,000 compared to $803,000 in the fourth quarter of 2019.

•	GAAP net loss for the fourth quarter of 2020 was $3,964,000 compared to a GAAP net loss of $4,370,000 in the fourth quarter of 2019. The decrease is attributed mainly to the decrease in R&D expenses, offset by the increase in marketing and sales expenses.

•	Non-GAAP net loss for the fourth quarter of 2020 was $3,712,000 compared to a non-GAAP net loss of $4,018,000 in the fourth quarter of 2019. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

Full Year 2020 Financial Results

•	R&D expenses, net for the full year ended December 31, 2020 were $8,563,000, compared to $10,210,000, in the full year ended December 31, 2019. The decrease is attributed mainly to a decrease in subcontracted and consulting services and travel expenses, offset by an increase in payroll and related expenses. The decrease in R&D expenses is a result of the reduction in the monthly operating expenses made by the Company during the second quarter of 2020 due to the COVID-19 outbreak.

•	G&A expenses for the full year ended December 31, 2020 were $3,005,000, compared to $3,469,000 in the full year ended December 31, 2019. The decrease is attributed mainly to a decrease in payroll and related expenses and a decrease in professional services.

•	GAAP net loss for the full year ended December 31, 2020 was $15,324,000 compared to a GAAP net loss of $15,439,000 in the full year ended December 31, 2019.

•	Non-GAAP net loss for the full year ended December 31, 2020 was $14,162,000 compared to a non-GAAP net loss of $13,476,000 in the full year ended December 31, 2019. The increase is attributed to the increase in equity in the net loss of an affiliated company. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses, revaluation of other investments and revaluation of derivative warrant liability expenses.

	Full year ended December 31,		Three months ended December 31,
(thousands of U.S. dollars)	2020	2019	2020	2019
GAAP Results
Net loss	$(15,324)	$(15,439)	$(3,964)	$(4,370)
Non-GAAP Results
Net loss	$(14,162)	$(13,476)	$(3,712)	$(4,018)

Balance Sheet Highlights

•	Cash and short-term deposits totaled $43.9 million as of December 31, 2020, compared to $10.1 million as of December 31, 2019.

•	Investments in Rail Vision Ltd. totaled $4.1 million as of December 31, 2020, compared to $6.7 million as of December 31, 2019. The decrease is attributed primarily to Foresight’s exposure to Rail Vision’s net loss in 2020. As of December 31, 2020, we no longer have a significant influence in Rail Vision Ltd., due to a decrease in our holdings and voting rights resulting from the dilution that occurred in October 2020 as a result of Knorr Bremse’s additional investment in Rail Vision Ltd. As a result, we stopped using the equity method for accounting purposes as of such date and started measuring the investment in Rail Vision based on its actual cost offset by impairment.

•	GAAP total equity totaled $47.1 million as of December 31, 2020, compared to $16.3 million as of December 31, 2019. The increase is attributed to the receipt of proceeds from the securities offerings completed in 2020 offset by the net loss accrued during the same period.

•	Non-GAAP total equity totaled $47.1 million as of December 31, 2020, compared to $16.6 million as of December 31, 2019.

•	A reconciliation between GAAP total equity results and non-GAAP total equity results is provided following the financial statements that are part of this release. Non-GAAP results exclude revaluation of other investments.

Fourth Quarter Corporate Highlights:

•	Foresight Prices $26 Million Registered Direct Offering: On December 28, 2020, Foresight announced that it entered into agreements with investors for the purchase and sale of 6,265,063 of American Depositary Shares (ADS) at a price of $4.15 per ADS. The gross proceeds of the offering were approximately $26 million, which will be used for working capital and other general corporate purposes.

•	Foresight Executed Sales Agreement: On October 2, 2020, Foresight entered into a sales agreement with A.G.P./Alliance Global Partners, pursuant to which it was able to offer and sell up to $8.1 million of its ADSs from time to time. The offering has been fully exhausted.

•	Foresight Completes Integration of NVIDIA Platforms for Use in Autonomous Machines and Vehicles: In November 2020, Foresight completed integration of its QuadSight® software on the NVIDIA® Jetson AGX Xavier™ platform, enabling shuttles, agriculture equipment and heavy equipment machines to operate Foresight’s stereoscopic obstacle detection software. Foresight also joined the NVIDIA Inception program, providing go-to-market support, technological assistance and expertise to AI startups using NVIDIA processing units.

•	Rail Vision Receives Order for Electrically Powered Light Rail Vehicle Systems from Knorr-Bremse: Rail Vision entered the multi-billion-dollar electrically powered light rail market with an order for two system samples from Knorr-Bremse in December 2020. Additionally, Knorr-Bremse ordered the customization of system features according to its requirements. Revenue from the sale is expected to total approximately 400,000 Euro.

•	Foresight to Take Part in Automation of Future Heavy-Duty Vehicles European Project: As part of the Horizon 2020 framework program, the European Commission awarded a grant of nearly 20 million Euro for the All-Weather Autonomous Real logistics operations and Demonstrations (AWARD) consortium. The project intends to develop and safely operate autonomous heavy-duty vehicles in harsh weather conditions. Foresight will provide its QuadSight® multispectral vision solution to the project and is expected to receive approximately $1 million, out of which approximately $0.5 million has been received.

•	Eye-Net Mobile Signs Distribution Agreement with Leading Japanese Trading House: In October 2020, Eye-Net Mobile announced a distribution agreement with Cornes Technologies, a leading Japanese trading house. According to the agreement, Cornes Technologies will promote the Eye-Net™ cellular-based accident prevention suite in products and applications of third parties in Japan. The distribution agreement follows multiple successful pilot projects with Japanese multinational companies, as well as ongoing interest from additional Japanese companies.

•	Rail Vision Receives $10 Million Investment from Leading Tier One European Based Knorr-Bremse: Following an initial investment of $10 million in March 2019, Knorr-Bremse made an additional investment of $10 million in Rail Vision in October 2020. Following the additional investment, Knorr-Bremse owns 36.79% of Rail Vision’s outstanding capital. The investment reflected Rail Vision’s post-money valuation of approximately $50 million. As a result of the investment, Foresight’s holdings in Rail Vision amount to 19.34% (16.49% on a fully diluted basis).

•	Foresight Launches COVID-19 Mass Screening Solution in Japan; Showcases Solution in United Arab Emirates: Foresight launched its COVID-19 symptom detection mass screening solution at SEECAT 2020, a technology exhibition targeting the public defense and safety sectors. A leading Japanese trading house presented Foresight’s solution at the exhibition, which took place in October 2020 in Tokyo, Japan. In December 2020, Foresight exhibited the same solution at the GITEX Future Stars 2020 conference in the United Arab Emirates. The mass screening solution leverages Foresight’s expertise in thermal and visible light cameras to detect several symptoms of COVID-19.

•	Foresight Partners with University of Michigan TechLab at MCity: In December 2020, Foresight announced that it will join the 2021 startup cohort at the University of Michigan’s TechLab at MCity. During the one-year program, Foresight will work with students from the University of Michigan to further develop its automotive vision system designed for Advanced Driver Assistance Systems and autonomous vehicles. The team will be mentored by Foresight’s Head of Algorithm and other leading Foresight employees.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of share-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of derivative warrant liability and the revaluation of other investments. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its belief that it is entering 2021 with a strong balance sheet, that it will continue to build on its innovative product portfolio, which it believes has been validated through key prototype orders and partnerships in Europe, Asia and North America, that it believes that Rail Vision and Eye-Net Mobile are poised for further growth in 2021, Rail Vision’s expected revenue from Knorr-Bremse, and that Foresight will work with students from the University of Michigan to further develop its automotive vision system designed for Advanced Driver Assistance Systems and autonomous vehicles. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of December 31, 2020 (Unaudited)	As of December 31, 2019
ASSETS

Current assets:
Cash and cash equivalents	$38,772	$4,827
Short term deposits	5,166	5,233
Marketable equity securities	42	23
Other receivables	401	613
Total current assets	44,381	10,696

Non-current assets:
ROU asset	1,104	1,278
Investment in equity securities	4,062	-
Investment in affiliate company	-	6,729
Fixed assets, net	427	631
	5,593	8,638

Total assets	$49,974	$19,334

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$391	$498
Operating lease liability	427	411
Other accounts payables	1,207	1,130
Total current liabilities	2,025	2,039

Non-current liabilities:
Operating lease liability	853	1,007
		-
Total liabilities	2,878	3,046

Shareholders’ equity:

Ordinary shares of NIS 0 par value;	-	-
Additional paid-in capital	111,739	65,681
Accumulated deficit	(64,717)	(49,393)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	47,022	16,288
Non-Controlling Interest	74	-
Total equity	47,096	16,288

Total liabilities and shareholders’ equity	$49,974	$19,334

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2020 (Unaudited)	2019	2020 (Unaudited)	2019
Research and development expenses, net	(8,563)	(10,210)	(2,189)	(3,203)

Marketing and sales	(1,268)	(1,350)	(295)	266

General and administrative expenses	(3,005)	(3,469)	(793)	(803)

Operating loss	(12,836)	(15,029)	(3,277)	(3,740)

Equity in net loss of an affiliated company	(2,667)	(839)	(668)	(671)

Financing income (expenses), net	179	429	(19)	41

Net loss	(15,324)	(15,439)	(3,964)	(4,370)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2020 (Unaudited)	2019	2020 (Unaudited)	2019

Net cash used in operating activities
Loss for the Period	(15,324)	(15,439)	(3,964)	(4,370)

Adjustments to reconcile profit to net cash used in operating activities:	3,829	3,578	977	1,319

Net cash used in operating activities	(11,495)	(11,861)	(2,987)	(3,051)

Cash Flows from Investing Activities
Changes in short term deposits	67	7,273	(24)	2,835
Proceeds from other investments	-	21	-	-
Proceed from sales of marketable equity securities	68	-	-	-
Purchase of fixed assets	(50)	(103)	(2)	(30)

Net cash provided by (used in) investing activities	85	7,191	(26)	2,805

Cash flows from Financing Activities:
Issuance of ordinary shares, net of issuance expenses	45,017	6,521	32,088	-
Exercise of options, net of issuance expenses	263	-	263	-

Net cash provided by financing activities	45,280	6,521	32,351	-

Effect of exchange rate changes on cash and cash equivalents	75	(182)	39	3

Increase (decrease) in cash and cash equivalents	33,945	1,669	29,377	(243)
Cash and cash equivalents at the beginning of the period	4,827	3,158	9,395	5,070

Cash and cash equivalents at the end of the period	38,772	4,827	38,772	4,827

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2020 (Unaudited)	2019	2020 (Unaudited)	2019
Adjustments to reconcile profit (loss) to net cash used in operating activities:
Share-based payment	1,162	1,638	252	352
Depreciation	254	259	62	66
Revaluation of derivative warrant liability	-	1	-	-
Equity in loss of an affiliated company	2,667	839	668	671
Revaluation of marketable equity securities	(87)	-	(23)	13
Revaluation of other investments	-	324	-	-
exchange rate changes on cash and cash equivalents	(75)	182	(39)	(3)

Changes in assets and liabilities:
Decrease (increase) in other receivables	212	(142)	45	160
Increase (decrease) in trade payables	(296)	154	14	(177)
Change in operating lease liability	60	110	75	5
Increase (decrease) in other accounts payable	(68)	213	(77)	232

Adjustments to reconcile loss to net cash used in operating activities	3,829	3,578	977	1,319

	Year ended		Three months ended
	December 31,		December 31,
Non-Cash activities	2020 (Unaudited)	2019	2020 (Unaudited)	2019

Accrued issuance expenses recorded in equity	310	--	310	--

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS’ EQUITY

(Unaudited) U.S. dollars in thousands

	As of December 31, 2020	As of December 31, 2019
GAAP Total equity	47,096	16,288
Revaluation of other investments	-	324
Non-GAAP Total equity	47,096	16,612

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited) U.S. dollars in thousands

	Year ended December 31		Three months ended December 31,
	2020	2019	2020	2019
GAAP operating loss	(12,836)	(15,029)	(3,277)	(3,740)
Share-based compensation in research and development	469	568	95	126
Share-based compensation in sales and marketing	62	214	16	62
Share-based compensation in general and administrative	631	856	141	164
Non-GAAP operating loss	(11,674)	(13,391)	(3,025)	(3,388)

GAAP Financing income (expenses), net	179	429	(19)	41
Revaluation of other investments	-	324	-	-
Revaluation of derivative warrant liability expense	-	1	-	-
Non-GAAP Financing income (expenses), net	179	754	(19)	41

GAAP net loss	(15,324)	(15,439)	(3,964)	(4,370)
Share-based compensation expenses	1,162	1,638	252	352
Revaluation of other investments	-	324	-	-
Revaluation of derivative warrant liability expenses	-	1	-	-
Non-GAAP net loss	(14,162)	(13,476)	(3,712)	(4,018)